EXHIBIT 99.1

DEFSEC Technologies Inc. Provides Corporate Update

•	Business Development Strategy to Support Accelerated Growth for ARWEN
•	Increased Presence at Industry Conferences

OTTAWA, ON, Oct. 20, 2026 /CNW/ - DEFSEC Technologies Inc. (TSXV: DFSC) (DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") today provided a corporate update covering preliminary year-end cash and cash equivalents, product developments, business development strategy, and upcoming industry conference participation.

Preliminary Year-End Cash Position

As at September 30, 2026, the Company's balance sheet continues to be well-capitalized for fiscal 2027 with preliminary unaudited cash and cash equivalents of approximately $7.7 million and $0 debt, compared to $3.5 million cash and $0 debt as at June 30, 2026. The change reflects net proceeds from the August 2026 equity offering net of operating activities during the fourth quarter of fiscal 2026.

As of today, the Company has 4,593,998 common shares outstanding and 24,575 pre-funded warrants remaining to be converted.

Product Developments

Recent demonstrations of Battlespace Laser Identification Sensor System (BLISS) pre-production units at Dugway Proving Ground, Utah was completed in August, providing a valuable opportunity to demonstrate laser-detection performance at distance and across a broad spectrum to the U.S. Army.

Business Development Strategy

ARWEN® has an established customer base of law enforcement and corrections agencies across North America. The Company is executing a business development strategy designed to grow ARWEN sales within this base, reach new agencies, and use those relationships to introduce its broader public safety portfolio.

The Company is allocating additional commercial resources to strengthen sales capabilities, deepen existing customer relationships and accelerate revenue growth. This includes the hiring of senior resources in business development and marketing.

The Company's priority is to grow and nurture its existing ARWEN customer base. The commercial release of ARWEN 40mm baton ammunition, now in full-rate production for use with third-party 40mm launchers, extends the Company's addressable market to agencies that do not currently operate ARWEN launchers. DEFSEC supports this with hands-on range demonstrations for agencies to shorten the path from first look to evaluation and procurement. The Company also actively pursues public procurement opportunities, including through CanadaBuys.

A stronger ARWEN customer relationship base also provides a direct channel for cross-selling the Company's newer public safety offerings, including PARA SHOT™ and DEFSEC Lightning™ 2.0.

Industry Conference Participation

DEFSEC maintains an active industry conference schedule in support of its business development strategy. This week, the Company is exhibiting at Best Defence in London, Ontario, which serves the military and defence community, and at Real Time Crime Centre Ops & Tech West in Edmonton, Alberta, which serves law enforcement.

In fiscal 2026, DEFSEC attended Best Defence (London, ON), SHOT Show (Las Vegas, NV), OTAB (Collingwood, ON), CANSEC (Ottawa, ON), where it demonstrated BLISS, and the NTOA Law Enforcement Operators Conference (Nashville, TN). Earlier this month, the Company attended the AUSA Annual Meeting & Exposition in Washington, DC.

Upcoming, DEFSEC will attend the Police Tech Conference and Expo in Toronto, Ontario (December 2026) and SHOT Show in Las Vegas, Nevada (January 2027) as well as participating in Army Day on the Hill (December 2026). Since October 2025, DEFSEC has attended six industry events across Canada and the United States, with five more underway or scheduled through January 2027.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has the established ARWEN® less-lethal munitions platform and a new proprietary less-lethal product line branded PARA SHOT™ with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC Lightning™ 2.0 or other products and services as well as timing of full implementation, subscription uptake or commercial release thereof; the Company's estimates of program billings on an annualized go-forward basis and increases to annualized gross margin on a go-forward basis and extent thereof, if any; the outcome and timing of test and evaluation activities for BLISS™ at United States Army Test Centers or other locations and whether such activities result in follow-on orders; the ability to sustain full-rate production of, and demand for, ARWEN® 40mm baton ammunition; the stage of scaled production for the PARA SHOT™ technology into new training cartridges and timing of release thereof; the intended use of net proceeds from the 2026 registered direct offerings and concurrent private placement and whether all of the respectover warrants are exercised; and management's belief that its customer base of law enforcement agencies for ARWEN® throughout North America is a ready market for its new products like PARA SHOT™ as well as DEFSEC Lightning™.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOT™ products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS™), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOT™ products, delay or inability to grow subscriptions for DEFSEC's Lightning™ 2.0 SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS™, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere, including changes to the continued listing requirements of the Nasdaq Capital Market and the TSX Venture Exchange; the inability of DEFSEC to implement and execute its business strategies; the Company's ability to raise additional capital when required and on acceptable terms; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255; Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, (613) 241-1849 EXT 102; Harry Webster, Chief Operating Officer, webster@defsectec.com

CO: DEFSEC Technologies Inc

CNW 06:00e 20-OCT-26